# UNITED STATES

# SECURITIES AND EXCHANGE COMMISSION

## Washington, D.C. 20549

## FORM C-AR

## UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☒ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

**(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer.**

| Name | Form of Organization | Jurisdiction of Organization | Date of organization | Physical address | Website |
|------|---------------------|------------------------------|---------------------|------------------|---------|
| Krishi Janani, PBC | Public benefit corporation | Delaware | February 1, 2016 | 1629 K St NW, Ste 300, Washington DC 20006 | www.krishijanani.org |

**(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such**

**persons served in the position or office and their business experience during the past three years, including:**

**(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and**

**(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.**

Directors and officers and their positions with the issuer:

| Name | Position(s) with the Issuer | Time period position(s) with the issuer have been held |
|------|------------------------------|--------------------------------------------------------|
| Usha Devi Venkatachalam | Chief Executive Officer, President, Director | Since February 1, 2016 |
| Rakhee Goyal | Secretary | Since February 1, 2016 |
| Lakshmi Suresh | Director | Since May 2, 2024 |
| Sibi Gnanasundaram | Director | Since May 2, 2024 |

Principal occupation and employment of directors and officers over the past three years:

| Name | Employer | Employer's principal business | Occupation and activities | Dates of Service |
|------|----------|-------------------------------|----------------------------|------------------|
| Usha Devi Venkatachalam | Krishi Janani, PBC | Promotion of regenerative agroecology | CEO, President, Director – Vision & strategy for the social enterprise; operational & growth responsibilities | Feb. 2016 – present |
| Rakhee Goyal | Shraddhanjali Trust | Human rights and international development | Founder and Trustee – Strategy, legacy, and next-gen development; financial management, and impact assessment | Jan. 2005 – present |
| Lakshmi Suresh | Self-Employed | Real estate sales | Realtor – Help clients purchase luxury homes and investment properties | March 2005 – present |

| Sibi Gnanasundaram | High T Products | Supplements | President – Growth and operations; corporate development | June 2023 – present |
|---|---|---|---|---|
| | Self-employed | Investment banking | Consultant – advise on buy side and sell side deals | Jan. 2023 – May 2023 |
| | Tyton Partners | Investment banking | Vice President – Manage and advise M&A sell side and buy side deals in the knowledge, education and edtech sectors | Feb. 2022 – Dec. 2022 |
| | Tyton Partners | Investment Banking | Consultant – Manage and advise M&A sell side and buy side deals in the knowledge, education and edtech sectors | Feb. 2021 – Jan. 2022 |

**(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.**

Usha Devi Venkatachalam

**(d) A description of the business of the issuer and the anticipated business plan of the issuer.**

Krishi Janani, PBC is a Delaware Public Benefit Corporation formed in February 2016. The social enterprise is based in Washington, DC with a wholly owned subsidiary in India.

Krishi Janani, PBC is a social enterprise that enables farmers to transition to regenerative practices by creating tools and services to support transition and facilitating market access to provide economic incentives for the transition. Our mission is to orchestrate a regenerative agriculture and food ecosystem that nourishes farmers, consumers, and the planet.

The social enterprise is in pre-revenue stage[1], building an agritech platform that can grow and

---

[1] Krishi Janani, PBC's Indian subsidiary has some revenues which are shown in the consolidated financial report, but Krishi Janani, PBC is not reliant on the Indian subsidiary for its future revenues.

scale both income and impact. Pilot implementation is in Tamil Nadu, India, with plans to expand globally.

**Business & Revenue Model**

The primary mission will be fulfilled through Janani Regen Ecosystem which consists of:

- **Agritech Platform:** A mobile app and technology platform that provides tools, services, market access, and information for farmers to transition to regenerative agroecology.
- **Events & Trainings:** Regenerative ecology focused events and trainings to learn practices for a regenerative agriculture and food systems.
- **Regen Labs:** Setting up regenerative ecosystem and nature-based climate mitigation projects for corporates, startups, and other institutions to work with farmers to create local and global impact.

Janani Regen Ecosystem creates a mutually beneficial ecology + economics network that serves diverse constituents who are otherwise working in silos. The network's participants and the Company's customers include:

- **Farmers & Farmer Groups:** Small farmers who face degrading environmental and economic conditions and need a systemic solution to the crisis.
- **Corporates:** Companies that source from farmers and are looking for ways to create regenerative supply chains.
- **Startups:** Companies with regenerative technology or solutions for farms that are looking for large groups of farmers to pilot or scale their offerings.
- **Researchers:** Academic institutions and nonprofit organizations that are interested in studying regenerative methods and their impacts.

By bringing millions of farmers onto an easily accessible technology platform, Janani Regen Ecosystem facilitates interaction among all of the networks' participants at scale. Janani Regen Ecosystem makes profitable connections that regenerate our planet. Revenue streams include:

1. **Agritech Platform: Market Access:** Create additional income for farmers by listing services and facilitated sales on the platform. Revenue includes sales margins and listing fees.
2. **Agritech Platform: Software Licensing:** License platform to social enterprises in other countries. Revenue includes setup costs and ongoing license fees.
3. **Events & Trainings:** Produce regenerative events and trainings at regional, national, and international levels with practitioners and experts. Revenue includes participation fees, exhibitor charges, and sponsorship payments.
4. **Regen Labs: Ecosystem Projects:** Deliver projects for corporates to mitigate climate change with nature-based solutions or to transition to regenerative supply chains at the farm sourcing level. Revenue includes project fees and transition charges.
5. **Regen Labs: Lab Services:** Facilitate scaling of regen tech and solutions created by startups for the benefit of an agroecological region or community. Revenue includes lab service fees and scaling framework charges.

**History & Traction**

Krishi Janani, PBC is currently prototyping the platform in Tamil Nadu, India. It all started with two rural retail outlets that created a trusted relationship with farmers through discounted buying groups. We dedicated five years (2016-2020) with only a text messaging gateway in order to learn the local context and understand key leverages for transition to regenerative agriculture. Pandemic disruptions, especially the severity in India, caused a couple of years of setback. However, even with multiple global crises bearing down upon our farming communities, we have managed to achieve many milestones.

With the lessons learned from the Covid years, our focus shifted to the search for a values-aligned scaling path. A local language mobile app was launched in early 2022. Post-Covid interest from corporate partners led to the launch of ecosystem projects. Regenerate 2024, an annual gathering of farmers to explore regenerative soil and water solutions for climate resilience, and Regen Labs were inaugurated shortly thereafter. Achievements include:

Science-Based Traditional Practices
- Reviving traditional practices for modern times
- Understanding the scientific validity of traditional practices
- Promoting practices that are scientific, economic, and viable
- Creating public commons library for knowledge & bio resources

Janani Mobile App
- Tamil language mobile app
- Location-based market module to buy and sell inputs, products, and services
- Peer to peer knowledge sharing and personal library for regen practices
- Search and attend local natural farming trainings and events
- Growing digital engagement

Growing Farmers Network
- 12,000 farmers in offline & online channels
- Moving them gradually to the app
- Mobile app downloads:
  - 15 months for the first 1,000 installs
  - 6 months for the next 1,000 installs
- Mobile app becoming the hub for regen activities for all farmers

**Team**

Krishi Janani, PBC's team includes staff, board members, and advisors with decades of experience in their fields. It is the mission that moves them to join us in various capacities and contribute to the cause.

**Usha Devi Venkatachalam: Founder & CEO**
Computer Engineer. Social Entrepreneur. Daughter of an Indian Farmer. Implemented Software Solutions in 20+ Countries.

**Ara Ramalingam, Fractional CTO**
Data Scientist. Serial Entrepreneur. Computer Engineer. Building custom software solutions for 25+ years. Specializes in retail & financial products with global footprint.

**Vishnupriya Mani, Director of Operations**
Developer turned people & process manager. Focuses on efficient systems to create healthy & nutritious agriculture & food systems.

**Lakshmi Suresh, Board of Directors**
Founder, Mazhai Thuli Foundation
Water Advocate. Entrepreneur. Realtor. Social Activist. Advisory Board of USKids4Water. Volunteer at Heal the Bay, Los Angeles.

**Sibi Gnanasundaram, Board of Directors**
President, High T Products
Investment banker. Growth and operations; corporate development.

**Michael Cervino, Fundraising, Advisory Council**
Director, The Nature Conservancy
Investor. Entrepreneur. Fundraiser. Decades in Environmental Causes. Strategy & Management.

**Sharon Chang, Strategy, Advisory Council**
Founder, Yoxi
Artist and Architect to Manifest Beautiful Futures.

**Rakhee Goyal, Impact, Advisory Council**
Founder & Trustee, Shraddhanjali Trust
NGO Leader. Human Rights & Social Justice Activist. Decades designing & implementing women's empowerment programs in Africa, Asia, & the Middle East.

**Bagyarani Vijayan**
Partner, S Ram & Co
Chartered Accountant. 25+ years in Financial Management, Corporate Reporting, Complex Accounting Problems, Direct & Indirect Tax Compliance, Reporting.

**Recognition & Awards**

Acumen Foundation, New York, USA
- Climate Resilient Agriculture Accelerator
- One of two selected to receive an investment

Ashden, London, UK
- Global Climate Champions Award
- Finalist in Regenerative Agriculture category

Sangam Ventures, New Delhi, India
- Selected from a national pool
- Emerging India Accelerator Program

Miller Center, Santa Clara, USA
- Selected from a global cohort
- Women's Economic Empowerment Accelerator

## (e) The current number of employees of the issuer.

11

## (f) A discussion of the material factors that make an investment in the issuer speculative or risky.

A crowdfunding investment involves risk. You should not invest any funds in this Regulation Crowdfunding Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved.

The SEC does not pass upon the merits of any securities offered or the terms of this Regulation Crowdfunding Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

Furthermore, these securities have not been recommended or approved by any other federal or state securities commission or regulatory authority, and these authorities have not passed upon the accuracy or adequacy of this document.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Any continued future success that the company might enjoy will depend upon many factors. Each prospective investor is hereby advised to carefully read and consider the following risk factors and all other materials provided in determining whether or not to invest.

These factors include those beyond the control of the company and/or which cannot be predicted at this time. These factors may include but are not limited to changes in general economic conditions; increased operating costs; and reduced margins caused by competitive pressures. These conditions may have a material adverse effect upon the company's business, operating results, and financial condition.

Some specific risks include, but are not limited to the following.

**Agritech platform has incurred losses since inception**
Building a technology platform that millions of farmers can use and benefit from requires a lot of capital. We have incurred losses since inception and may incur future losses.

**Combining profitability and impact is complex**
Social enterprise that is attempting to combine profitability and impact is complex by its nature. Due to our focus on impact, we may not always make decisions that maximize short term investor returns.

**International expansion will be challenging**
We plan to expand operations to countries other than India. International expansion involves multiple risks including challenges posed by extreme weather and other global crises.

**Key Person Risk**
The company relies on the vision and connections of the founder, Usha Devi Venkatachalam. Key person risk remains high until an executive team steps in to spread the risk.

**Changing Global Privacy & Data Regulations**
Increasingly countries are looking to regulate data collection and use at local levels. There is a compliance risk in having to meet many different regulations, especially during expansion into other countries.

**Investors have no control**
We are offering preferred shares with no voting rights. The founder has substantial control over the company.

**No secondary market**
There exists no secondary market for selling or buying preferred shares in the company. This creates a reliance on the company for any liquidation option.

**Arbitrary offering price**
The offering price of $10 per share has been set arbitrarily and is not based on net tangible assets or earnings per share. The price should not be considered an indication of the actual value of the company.

**Climate crisis**
Climate change is causing historic weather events across the world. The platform's case of regenerative agroecology may not be able to reach and impact farming communities if they are in a high-risk survival mode.

**Part-time service providers**

Rakhee Goyal is a part-time officer. Ara Ramalingam is a part-time fractional CTO. While these may be sufficient as part-time roles initially, the lack of sufficient full-time team members may soon become a barrier to growth.

**Patient capital**

Krishi Janani, PBC is a public benefit corporation seeking patient capital with non-traditional exit options. This is not a typical tech start up promising outsized returns and growth at all costs. As such, liquidation opportunities may take longer to come to fruition.

**Ecosystems as a stakeholder**

Krishi Janani, PBC considers all stakeholders as equal. First among equals are nature and ecosystems. This may result in revenue opportunities being bypassed if they harm the environment.

**Technology platform risk**

The business model relies on a technology platform for connectivity, communication, operations, and growth. Loss of connectivity, stoppage, or security breaches may cause business and financial disruptions.

**(m) A description of the ownership and capital structure of the issuer, including:**

**(1) The terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer.**

The preferred stock offered in this Regulation Crowdfunding Offering has the following principal provisions:

| Dividends: | Preferred Shareholders shall receive annual non-cumulative dividends, when, as, and if declared by the Board, out of any funds and assets of the Company legally available therefor. |
| --- | --- |
| | Following the end of each fiscal year, the Board shall determine whether it is advisable to pay a Preferred Dividend. |
| | To the extent a Preferred Dividend is paid, it shall be calculated with reference to the Original Issue Price (as adjusted for any future stock dividends, combinations, splits, recapitalizations, and the like). |

| | |
|---|---|
| | For each fiscal year, the target Preferred Dividend (**"Target Dividend"**) shall be eight percent (8%) of the Original Issue Price. |
| | For each fiscal year, unless each Preferred Shareholder receives the Target Dividend, no dividend shall be paid or declared on any Common Stock. |
| | In any year in which the Preferred Shareholders receive the Target Dividend and the Common Shareholders receive a per share dividend equal to that received by the Preferred Shareholders, Preferred Shareholders shall fully participate in any additional dividends paid to the Common Shareholders on a per share basis. |
| Liquidation preference (in the case of dissolution or sale): | After repayment of indebtedness and allowance for any reserves which are reasonably necessary for contingent or unforeseen liabilities or obligations of the Company, liquidation proceeds shall be paid as follows:<br><br>• first, to the holders of Preferred Stock, in an amount per share equal to the Original Issue Price (subject to adjustment for any stock split or combination or other similar event) plus the amount of any declared but unpaid dividends thereon;<br><br>• second, to the holders of Preferred Stock and Common Stock, pro rata on an as-converted to Common Stock basis.<br><br>Any merger or consolidation involving the Company (unless stockholders of the Company own a majority of the voting power of the surviving or acquiring entity) or any sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company will be considered a liquidation triggering payment of the foregoing amounts. |
| Company Redemption Rights: | The Company may redeem any or all, or any portion of, Preferred Stock out of funds legally available therefor. The per share redemption price shall be the same as the most recent price paid in a bona fide sale of Preferred Stock by the Company or, if there has been no such sale within the previous 365 days, calculated based on a third party independent valuation. |
| Conversion: | Shares of Preferred Stock will be convertible into shares of Common Stock only if (a) requested by the holder of such shares of Preferred Stock and (b) approved in writing by the Company in its sole discretion. |
| Anti-dilution Protection | The conversion ratio shall initially be 1:1. The conversion ratio shall be appropriately adjusted in the case of any stock split or combination or other similar event. In addition, subject to customary exceptions, the conversion ratio shall be adjusted, on a broad-based weighted average basis, if the Company issues additional securities at a purchase price less than the then-current conversion price. |

| Right of First Refusal: | The Company has a right of first refusal in its Bylaws with respect to any shares of Preferred Stock proposed to be transferred, except transfers to entities wholly owned by the shareholder or to a living trust formed for estate planning purposes of which the holder is a trustee. |
|---|---|
| Voting rights: | The Preferred Shareholders shall have no voting rights. |

The above is intended to be only a summary of some of the key terms of the Preferred Stock. The above is not a complete description of the terms. Please see the Company Charter and Bylws for the complete terms of the investment.

**(2) A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered.**

The common stock holders of the company have the absolute right to make decisions with respect to the assets of the company. It is possible that the owners could make a decision that has negative consequences for the company and therefore the Crowd Investors.

**(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.**

Usha Devi Venkatachalam 99%

**(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The stock price is based on a valuation of $10,000,000. The offering price per share bears no relationship to established value criteria such as net tangible assets, or a multiple of earnings per share. The company does not expect to sell the shares in the future for a lower price but if it does, the number of common shares into which the preferred shares are convertible shall be increased on a broad-based weighted average basis in accordance with the provisions of the company charter.

**(5) The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.**

Crowd Investors will own preferred shares which have no voting rights or other decision-making rights in the company. Decision-making rights belong exclusively to the common shareholders. It's possible that the common shareholders will make a decision—including incurring debt; the issuance of additional securities; a sale of the issuer or of the assets of the issuer; or transactions with related parties—that has negative consequences for the company and affects the Crowd Investors' ability to receive a return on their investment.

## (6) A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

17 CFR § 227.501 provides that the securities may not be transferred for one year after they are issued unless they are transferred:

(i) To the issuer;

(ii) To an accredited investor;

(iii) As part of an offering registered with the SEC; or

(iv) To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

For purposes of this Item (m)(6), the term accredited investor shall mean any person who comes within any of the categories set forth in 17 CFR § 230.501(a), or who the issuer reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

For purposes of this Item (m)(6), the term member of the family of the investor or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the investor, and shall include adoptive relationships. For purposes of this Item (m)(6), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

## (p) A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms.

The issuer has an outstanding loan of $220,566 from the founder, Usha Devi Venkatachalam with a 0% interest rate and no maturity date.

The issuer also has outstanding convertible notes as follows:
- $280,000 from 17 investors with 4% interest rate & 50% conversion discount

- $150,000 from 6 investors with 3.5% interest rate & 35% conversion discount
- $50,000 from 1 investor with 0.17% interest rate & 20% conversion discount
- $50,000 from 1 investor with 0.001% interest rate & 20% conversion discount

These notes mature on December 31, 2024, except for the one for $50,000 with 0.001% interest rate which matures on December 23, 2026.

It is expected that all of these notes will convert into the preferred stock being offered under Regulation Crowdfunding in 2025.

**(q) A description of exempt offerings conducted within the past three years.**

In 2021, the company conducted a private offering of convertible notes and SAFEs. All of the investors were accredited. The company raised $115,000 from six investors.

In January 2022, the company issued a convertible note in the amount of $50,000 to Acumen Fund.

In July 22, 2024, the company issued a SAFE in the amount of $50,000 to Hannah R. Roush Revocable Trust.

From May 15, 2024 to October 15, 2024, the company conducted an offering under Regulation Crowdfunding and raised $115,350.

**(r) A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under such section, in which any of the following persons had or is to have a direct or indirect material interest:**
**(1) Any director or officer of the issuer;**
**(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
**(3) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
**(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent,**

**spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.**

None.

**(s) A discussion of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.**

Krishi Janani, PBC is a pre-revenue stage social enterprise with the intention of learning from the farming communities and co-creating the platform and ecosystem based on their input and feedback. Due to this and the complexity of building for low-resource environments, Krishi Janani, PBC has not been profitable to date.

Krishi Janani, PBC has raised funds privately from individuals and impact funds to build out the platform and ecosystem. The Company has raised $595,000 in SAFEs and convertible notes. It is expected that all of these instruments will convert to preferred equity upon the completion of the Regulation Crowdfunding offering.

As a domestic corporation reporting incomes, profits and losses, Krishi Janani PBC files Form 1120 with IRS.

Krishi Janani PBC's current cash balance is approximately $10,000. At the current burn rate, Krishi Janani PBC has a runway of three months. In addition, the Company has access to two lines of credit and a commitment for a bridge loan which has the capacity to extend the runway until the end of 2024.

**(x) Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.**

No.

**Exhibits List**

Exhibit A: Certified Financial Statements